SEC FILE NUMBER
000-18560
CUSIP NUMBER
804748101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check one):
[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR
[  ] Form N-CSR

For Period Ended: September 30, 2009

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I — Registrant Information

The Savannah Bancorp, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

25 Bull Street
Address of Principal Executive Office (Street and Number)

Savannah, Georgia  31401
City, State and Zip Code

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — Narrative

State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

The Savannah Bancorp, Inc. (“Company”) could not file its Third Quarter 2009 Form 10-Q for the period ending September 30, 2009 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in reviewing and gathering information that may impact disclosures in this report.  The Company plans to file the Third Quarter 2009 Form 10-Q for the period ending September 30, 2009 within five or fewer calendar days.

PART IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Michael W. Harden, Jr.	912	629-6486
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

Since September 30, 2008, there have been a number of developments which have had a significant impact on the Company’s financial condition and results of operations for the fiscal quarter ending September 30, 2009.  These developments include, without limitation, the following:

•
The Company has experienced deterioration in the asset quality of its loan portfolio, which has resulted in an increase in the level of non-performing assets and the corresponding allowance for loan losses and charge-offs compared to the fiscal quarter ended September 30, 2008.  The Company anticipates that its non-performing assets will total approximately $36.3 million at September 30, 2009, as compared to $28.2 million at September 30, 2008.  The Company’s allowance for loan losses totaled approximately $16.9 million at September 30, 2009, as compared to $12.4 million at September 30, 2008; and

•
The Company expects to report net income for the quarter ended September 30, 2009 of $346,000 compared to $1,638,000 for the quarter ended September 30, 2008, primarily as the result of a higher provision for loan losses.  The Company anticipates that its net income will total $167,000 and $5,228,000 for the nine months ended September 30, 2009 and 2008, respectively.

* * *
The Savannah Bancorp, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2009	By:	/s/ Michael W. Harden, Jr.

Name: Michael W. Harden, Jr.
Title: CFO